June 27, 2005



Mail Stop 3561

By Facsimile and U.S. Mail

Mr. Ronald Elliot
Chief Executive Officer
Excelligence Learning Corp
2 Lower Ragsdale Drive
Monterey, CA 93940

Re:		Excelligence Learning Corp
		Form 10-K for the year ended December 31, 2004
		Filed March 16, 2005
		File No. 0-32613


Dear Mr. Elliot:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


										Michael Moran
			Accounting Branch Chief